

February 7, 2011

O. Edwin French
President, Chief Executive Officer
MedCath Corporation
10720 Sikes Place
Charlotte, North Carolina 28277

> **Re:** **MedCath Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Form 8-K filed November 23, 2010**
> **File No. 000-33009**

Dear Mr. French:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 23, 2010

Exhibit 99.2

1. Please tell us why you include net income attributable to the non-controlling interest in your adjusted EBITDA calculation as this amount is not available to your shareholders. Also, tell us why your adjusted diluted earnings per share measure does not include similar adjustments utilized to arrive at your adjusted EBITDA measure, and tell us whether or not you adjusted your weighted average shares for dilutive shares that are no longer anti-dilutive under your positive non-GAAP measure.

Form 10-K for the Fiscal Year Ended September 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Allowance for Doubtful Accounts, page 37

2. You disclose that accounts receivable primarily consist of amounts due from third-party payors and patients in your hospital division, and you estimate the related allowance based on such factors as payor mix, aging and historical collection experience and write-offs of your respective hospitals and other business units. You also disclose on page 43 that you have experienced an increase in bad debt expense primarily related to an increase in the uncollectibility of the self-pay balance after insurance and an 8.1% increase in self-pay net revenue during fiscal 2010 compared to fiscal 2009. Please revise your disclosure regarding your estimation process to specifically address how the aging of your self-pay balances have affected your estimation process given your recent history by addressing the following:
   - Disclose, in tabular format, the aging of accounts receivable by payor mix concentrations. The aging schedule may be based on your own reporting criteria (e.g., unbilled, less than 30 days, 30 to 60 days, etc.). At a minimum, the disclosure should indicate the past due amounts by payor classification (e.g., Medicare, Medicaid, and Self-pay). If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact, and clarify how this affects your ability to estimate your allowance for bad debts; and
   - If you have amounts that are pending approval from third party payors, please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.

Index to Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Estimates
Members' and Partners' Share of Hospital's Net Income and Loss, page 68

3. You state that if cumulative losses of a hospital exceed its initial capitalization and committed capital obligations of the partners or members, the Company will recognize a disproportionate share of the hospital's losses that otherwise would be allocated to all of its owners on a pro rata basis. Please revise your disclosure to clarify for GAAP purposes that the noncontrolling interest continues to be attributed its share of losses even if that attribution results in a negative noncontrolling interest balance. Refer to ASC 810-10-45-21. Also, please tell us why you do not believe that the disproportionate share of the hospital's losses that will be attributed to you would cause you to be the primary beneficiary and require consolidation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant